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                                                            EXHIBIT 14(a)(1)(iv)


                                                    PricewaterhouseCoopers LLP
                                                    2001 Ross Avenue, Suite 1800
                                                    Dallas, TX  75201-2997
                                                    Telephone  (214) 999-1400

                        Report of Independent Accountants


To ORIX Real Estate Capital Markets, LLC:

We have examined management's assertion about ORIX Real Estate Capital Markets, LLC's ("ORECM") compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS ("USAP") (except, for commercial loan and multifamily loan servicing, minimum servicing standards V.4 and VI.1, which the Mortgage Bankers Association has interpreted as inapplicable to such servicing) as of and for the year ended December 31, 1999 included in the accompanying management assertion. Management is responsible for ORECM's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the entity's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about ORECM's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on ORECM's compliance with the minimum servicing standards.

In our opinion, management's assertion that ORECM complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 1999 is fairly stated, in all material respects.

/s/ PricewaterhouseCoopers LLP

February 18, 2000


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[ORIX Logo]

February 18, 2000
PricewaterhouseCoopers
2001 Ross Avenue
Suite 1800
Dallas, Texas  75201-2997

As of and for the year ended December 31, 1999, ORIX Real Estate Capital Markets ("ORECM"), which was doing business as Banc One Mortgage Capital Markets, LLC until July 12, 1999, has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS ("USA") (except, for commercial loan and multifamily loan servicing, minimum servicing standards V.4 and VI.1., which the MBA has interpreted as inapplicable to such servicing). As of and for this same period, ORECM had in effect a fidelity bond and errors and omissions policy in the amount of $25 million.

The Company has established and maintains custodial accounts with federally insured depository institutions in accordance with the servicing agreements requirement for Eligible Accounts. Custodial balances are invested in accordance with the servicing agreements requirement for Permitted Investments. Permitted Investments may include commercial paper and money market mutual funds with non-federally insured financial institutions which meet the minimum rating requirements specified by the applicable servicing agreement.


/s/ Edgar L. Smith, II


Edgar L. Smith, II
Chief Operating Officer




ORIX Real Estate Capital Markets, LLC
1717 Main Street, Suite 1400, Dallas, TX  75200
Tel:  214-237-2000


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